Exhibit 21.1

List of Subsidiaries of Baidu.com, Inc. (the “Registrant”)

Wholly-Owned Subsidiaries

1.	Baidu Holdings Limited, a British Virgin Islands company;

2.	Baidu Online Network Technology (Beijing) Co., Ltd., a PRC company; and

3.	Baidu (China) Co., Ltd., a PRC company.

Affiliated Entity Consolidated in the Registrant’s Financial Statement

1.	Beijing Baidu Netcom Science and Technology Co., Ltd., a PRC company